Filing under Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing by: Media General, Inc.

Subject Company: Media General, Inc.

Commission File No. of Media General, Inc.: 001-06383

Date: January 7, 2016

Media General, Inc. issued the following press release on January 7, 2016:

FOR IMMEDIATE RELEASE

MEDIA GENERAL COMPLETES NEGOTIATION OF TRANSACTION TERMS WITH NEXSTAR

Richmond, VA – January 7, 2016 – Media General, Inc. (NYSE: MEG; www.mediageneral.com) (“Media General” or the “Company”) today confirmed that it has completed the negotiation of terms for a transaction under which Nexstar Broadcasting Group, Inc. (“Nexstar”) (NASDAQ: NXST) would acquire Media General. Key terms of the negotiated transaction include that Media General shareholders would receive, for each Media General share:

●	$10.55 per share in cash;
●	0.1249 of a share of Nexstar Class A common stock for each Media General share; and
●

A contingent value right ("CVR") for each Media General share entitling Media General shareholders to net cash proceeds as received from the sale of Media General's spectrum in the FCC's upcoming spectrum auction, adjusted as described below.

As of closing prices on January 6, 2016, the negotiated transaction reflects a value of $17.66 per share plus the value of the CVR. Upon close of the transaction, former Media General shareholders would hold approximately 33.4% of Nexstar’s outstanding shares.

Under the terms of Media General’s negotiated transaction with Nexstar, the proceeds that CVR holders would receive would be adjusted to account for the benefit that would accrue to former Media General shareholders, as post-transaction shareholders of Nexstar, from any net cash proceeds that Nexstar will receive from the sale of its spectrum in the auction. Media General estimates that its spectrum assets could potentially be worth up to $4.29 in after-tax value per share, before the netting mechanism associated with the CVR in the negotiated Nexstar transaction.

Excluding Media General's estimated value of its spectrum assets, the negotiated transaction with Nexstar values Media General at approximately 10.7x the Company's 2014/2015 average-annual adjusted EBITDA (based on Wall Street equity research estimates). Including the estimated after-tax value of Media General’s spectrum assets, the negotiated transaction values Media General at up to 12.0x the Company's 2014/2015 average-annual adjusted EBITDA (based on Wall Street equity research estimates).

In addition, under the terms of the negotiated transaction, Nexstar would agree to divest the TV stations necessary to obtain FCC regulatory approval. A transaction would not be subject to any financing condition. Two Media General directors would join the Nexstar Board of Directors at closing.

Because the Meredith-Media General merger agreement has not been terminated, there can be no assurance that any transaction with Nexstar will result (or the terms or timing thereof).

Under the terms of the Company’s agreement with Meredith Corporation (NYSE: MDP) (the “Meredith Agreement”), Media General may not enter into an agreement with Nexstar unless and until the Meredith Agreement has been terminated. Accordingly, Media General made several proposals to Meredith to terminate the Meredith Agreement, and to date, Meredith has been unwilling to accept these offers. In the event Meredith does not agree to terminate the Meredith Agreement, Media General intends to hold a meeting of its shareholders to vote on the Meredith transaction as soon as possible as required under the terms of the Meredith Agreement. If the Meredith transaction is not approved by Media General shareholders at that meeting, Media General would be permitted to terminate its agreement with Meredith and enter into a merger agreement with Nexstar.

As previously announced on September 8, 2015, Media General entered into a definitive merger agreement with Meredith, under which Media General will acquire all of the outstanding common stock of Meredith in a cash and stock transaction. The Board of Directors of Media General continues to recommend the proposed transaction with Meredith.

Separately, Media General noted that it plans to file its applications to participate in the FCC Broadcast Incentive Auction, which commences on January 12, 2016.

RBC Capital Markets, LLC and Goldman, Sachs & Co. are acting as financial advisors to Media General and Fried, Frank, Harris, Shriver & Jacobson LLP and Weil, Gotshal & Manges LLP are acting as its legal counsel.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to any proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. (“Media General”) in connection with any transaction. In connection with the Agreement and Plan of Merger by and among Media General, Montage New Holdco, Inc. (to be renamed Meredith Media General Corporation after closing) (“Meredith Media General”), Meredith and the other parties thereto (the “Meredith Merger”), Media General and Meredith Media General have filed relevant materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement on Form S-4 filed by Meredith Media General with the SEC on November 25, 2015 that contains a preliminary joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, MEREDITH, MEREDITH MEDIA GENERAL AND THE MEREDITH MERGER. The Form S-4, including the preliminary joint proxy statement/prospectus, and other relevant materials, and any other documents filed by Media General and Meredith Media General with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Meredith Media General may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm), by directing a request to Media General’s Investor Relations contact, Courtney Guertin, Director of Marketing & Communications, at 401-457-9501 or by directing a request to Mackenzie Partners, Inc., at or (collect) 212-929-5500 or (toll-free) 800-322-2885.

PARTICIPANTS IN THE SOLICITATION

Media General and its respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Media General. Information about Media General’s directors and executive officers and description of their direct and indirect interests, by security holdings or otherwise, is contained in the Form S-4 and the preliminary joint proxy statement/prospectus regarding the Merger that Meredith Media General has filed with the SEC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Media General, Meredith and Meredith Media General's control.

Statements in this press release regarding Media General that are forward-looking are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Media General.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur. Media General assumes no duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

ABOUT MEDIA GENERAL

Media General is one of the nation's largest local media companies that operates or services 71 television stations in 48 markets, along with the industry's leading digital media business. Its robust portfolio of broadcast, digital and mobile products informs and engages 23 percent of U.S. TV households and more than two-thirds of the U.S. Internet audience. Media General has one of the industry's largest and most diverse digital media businesses that includes LIN Mobile, Federated Media, HYFN, Dedicated Media and BiteSizeTV, all under the LIN Digital banner. With unmatched local-to-national reach and integrated marketing solutions, Media General is a one-stop-shop for agencies and brands that want to effectively and efficiently reach their target audiences across all screens. Media General trades on the NYSE under the symbol “MEG.” For more information, visit www.mediageneral.com.

Contacts:

Shareholder/Financial Analysts:	Media:
Jim Woodward	Courtney Guertin
Chief Financial Officer	Marketing & Communications Director
(804) 887-5110	(401) 457-9501
jwoodward@mediageneral.com	cguertin@mediageneral.com

Dan Burch / Charlie Koons	Jamie Moser / Andi Rose
MacKenzie Partners, Inc.	Joele Frank, Wilkinson Brimmer Katcher
(212) 929-5500	(212) 355-4449
dburch@mackenziepartners.com	jmoser@joelefrank.com
ckoons@mackenziepartners.com	arose@joelefrank.com